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COLLEEN M. EVANS colleen.evans@dechert.com +1 617 728 7164 Direct +1 617 275 8407 Fax

March 29, 2018

VIA EDGAR CORRESPONDENCE

Mr. Jay Williamson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Goldman Sachs Trust (the “Registrant”)

SEC File Numbers 033-17619 and 811-05349

Dear Mr. Williamson:

This letter responds to comments you provided to me during a telephonic discussion on February 26, 2018 with respect to your review of Post-Effective Amendment No. 644 (“PEA No. 644”) to the Registrant’s registration statement filed with the Securities and Exchange Commission (“SEC”) on January 12, 2018. PEA No. 644 was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of registering Class R6 Shares of the Goldman Sachs MLP Energy Infrastructure Fund, a series of the Registrant. We have reproduced your comments below, followed by the Registrant’s responses.

1.	Comment: Please supplementally confirm that, in updating the Fund’s disclosures, the Registrant considered comments relating to Class R6 Shares previously provided by the SEC Staff in connection with its review of the Registrant’s recent post-effective amendments registering Class R6 Shares.

Response: The Registrant confirms that it has considered the above-mentioned comments in updating the Fund’s disclosures.

*    *     *    *    *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at 617.728.7164 if you wish to discuss this correspondence further.

Sincerely,

/s/ Colleen M. Evans

Colleen M. Evans

cc:	Robert Griffith, Vice President and Associate General Counsel, Goldman Sachs Asset Management, L.P.

Stephen H. Bier, Dechert LLP

Michelle D. Wong, Dechert LLP